EXHIBIT 17.4

August 12, 2019

Chris Giordano

President/Co-Chairman

Global Fiber Technologies, Inc.

142 Belmont Drive, Unit 1

Somerset, NJ 08873

Dear Mr. Giordano,

I would like to notify you that I am resigning from my position as Director of Global Fiber Technologies, Inc, effective immediately.

I am pleased to accept a position on the Executive Advisory Board of Global Fiber Technologies, Inc. at this time and look forward to continuing to work with the company’s senior management team in this new capacity.

Sincerely,

/s/ Mike Breen

Mike Breen